June 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn: Kate Beukenkamp and Dietrich King

Re:	Galata Acquisition Corp. Preliminary Proxy Statement on Schedule 14A, filed on June 8, 2023 (File No. 001-40588).

Dear Ms. Beukenkamp and Mr. King,

On behalf of Galata Acquisition Corp. (“we,” “our,” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 15, 2023 (the “Comments”), with respect to the above referenced Preliminary Proxy Statement on Schedule 14A, filed by the Company on June 8, 2023 (as amended, the “Preliminary Proxy”). The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the Preliminary Proxy (“Amendment No. 1”).

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Preliminary Proxy.

Risk Factors, page 18

1.	Comment: We note the inclusion of a risk factor titled "Galata may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity..." disclosed in the Risk Factors section of your registration statement on Form F-4 (File No. 333-269067). Please revise your preliminary proxy statement here to include similar risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of Amendment No. 1.

General

2.

Comment: We note your disclosure both in the Questions and Answers section as well as your Risk Factors section regarding the risk that you may be deemed to be operating as an unregistered investment company. Please revise your proxy statement to include disclosure that the longer your trust assets are invested in securities, the more likely you are to be viewed as a a fund-like investment by investors and as an unregistered investment company under Section 3(a)(1)(A) of the '40 Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 18 of Amendment No. 1.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8620 or dscalzo@willkie.com if you have comments or if you require additional information regarding Amendment No. 1.

Respectfully submitted,

/s/ Danielle Scalzo
Danielle Scalzo

cc: Kemal Kaya, Chief Executive Officer, Galata Acquisition Corp.